December 22, 2023

Via Edgar

Mr. Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	YSX Tech Co., Ltd

Draft Registration Statement on Form F-1 Submitted November 17, 2023

File No. 377-06871

Dear Mr. Fetterolf,

This letter is in response to the letter dated December 14, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to YSX Tech Co., Ltd (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amendment to the draft registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted November 17, 2023

Cover Page

1.	We note your response to prior comment 2 that "there have not been recent statements or regulatory actions by the Chinese government related to the use of variable interest entities since the submission of our draft registration statement on September 15, 2023." We also note that your revised disclosure references regulations that came into effect in the past ten months. Please note that our request for disclosure regarding "how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investment, or list on a U.S. or other foreign exchange" is not limited to statements and actions made since the submission of your registration statement or since the beginning of this year, but to relevant statements and actions since the Sample Letter to China-Based Companies was issued in December 2021. Please further revise your disclosure accordingly. To the extent you disclose that no such statements and regulatory actions have or may impact your ability to conduct your business, accept foreign investment, or list on a foreign exchange, please clarify if you are relying on the opinion of counsel in making such determinations and, if not, why not. If you are not relying on the opinion of counsel, please discuss the bases for such determinations.

Response: We acknowledge the Staff’s comment and have revised the cover page on the Amendment to disclose how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the Company's ability to conduct its business, accept foreign investment, or list on a U.S. or other foreign exchange. We have also revised the Amendment to clarify that, to the extent we disclose that no such statements and regulatory actions have or may impact our ability to conduct our business, accept foreign investment, or list on a foreign exchange, we are relying on the opinion of counsel in making such determinations.

2.	We note your response to prior comment 4 that "we are the primary beneficiary and receive the economic benefits of the VIEs to the extent that we consolidate the financial results of the VIEs in our consolidated statements under U.S. GAAP." However, your revised disclosure states that "we are the primary beneficiary of the VIEs to the extent that we consolidate the financial results of the VIEs in our consolidated statements under U.S. GAAP, as we receive the economic benefits of the VIEs through certain contractual arrangements . . . ." Revise to conform with your response, and particularly clarify that you receive the economic benefits of the VIEs only to the extent that you consolidate the financial results of the VIEs in your consolidated statements under U.S. GAAP, as you state in your response. Please make conforming changes on page 1 of the prospectus summary and also make applicable changes where you state that the "WFOE has the right to receive substantially all of the economic benefits of the VIEs" without qualifying such statement with disclosure of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Also make conforming changes on page 2 and in your risk factor entitled "We may not be able to consolidate the financial results . . . " on page 39. In this regard, any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP.

Response: We acknowledge the Staff’s comment and have updated the disclosure on the cover page, the prospectus summary on page 2, the risk factor on page 39, and elsewhere of the Amendment to address the Staff’s comment.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jie Xiao
Name:	Jie Xiao
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC